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July 20, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Gessert and Celeste Murphy

Re:	Candel Therapeutics, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 16, 2021
File No. 333-257444

Dear Mr. Gessert and Ms. Murphy:

This letter is submitted on behalf of Candel Therapeutics, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1, filed on July 16, 2021 (the “Registration Statement”), as set forth in the Staff’s letter, dated July 19, 2021, addressed to Paul Peter Tak, M.D., Ph.D. (the “Comment Letter”). In response to the comment set forth in the Comment Letter, the company has revised the Registration Statement and is publicly filing Amendment No. 2 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), together with this response letter. The Amended Registration Statement also contains certain additional updates and revisions.

For reference purposes, the text of the Comment Letter has been reproduced herein with a response below the numbered comment. For your convenience, we have italicized the reproduced Staff comment from the Comment Letter. The page reference in the description of the Staff’s comment refers to the Registration Statement, and the exhibit reference in the response refers to the Amended Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement.

July 20, 2021

The response provided herein is based upon information provided to Goodwin Procter LLP by the Company.

Amendment No. 1 to Registration Statement on Form S-1

Management

Executive Officers and Directors, page 148

1.

We note your disclosure on page 151 that Diem Nguyen will serve as a member of your board of directors upon the effectiveness of this registration statement. Please file a written consent of Dr. Nguyen to be named in such capacity as an exhibit to your registration statement. Refer to Rule 438 of Regulation C for guidance.

RESPONSE: The Company respectfully advises the Staff that it has filed the written consent of Dr. Nguyen as Exhibit 99.1 of the Amended Registration Statement.

If you should have any questions regarding the enclosed matters, please contact the undersigned at (617) 570-1447.

Sincerely,

/s/ William Collins
William Collins, Esq.

cc:	Paul Peter Tak, M.D., Ph.D., Candel Therapeutics, Inc.

John Canepa, Candel Therapeutics, Inc.

Robert E. Puopolo, Goodwin Procter LLP

Nicole Daley, Goodwin Procter LLP